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                               EXHIBIT 2(b)

                            FIRST AMENDMENT TO
               AMENDED AND RESTATED ASSET PURCHASE AGREEMENT


     THIS First Amendment to Amended and Restated Asset Purchase Agreement is made on December 17, 1998, by and among AUTOLIGN MANUFACTURING GROUP, INC. (f/k/a COLONEL'S ACQUISITION CORP.), THE COLONEL'S, INC., THE COLONEL'S INTERNATIONAL, INC., AND DONALD J. WILLIAMSON.

                                 RECITALS:

     A. AUTOLIGN MANUFACTURING GROUP, INC. (f/k/a COLONEL'S ACQUISITION CORP.), THE COLONEL'S, INC., THE COLONEL'S INTERNATIONAL, INC., AND DONALD
J. WILLIAMSON wish to amend the Amended and Restated Asset Purchase Agreement, dated as of November 23, 1998.

     B. Pursuant to Section 12.09 of the Asset Purchase Agreement and in consideration of the mutual covenants and agreements set forth below, the Asset Purchase Agreement is hereby amended by the parties as follows:

                                AMENDMENT

     1. Section 2.23 is hereby amended to replace the words "Section 2.23" in the first line of the section with the word "Agreement."

     2.   Section 2.23 is amended to add the following paragraphs:

          "(j) Except as described in Schedule 2.23, Seller is not in possession of any environmental reports, recommendations, site assessments or other information describing the known or suspected condition of the soil or groundwater at the Leased Premises, including but not limited to any reports prepared in or about 1993 in connection with the acquisition of one or more of the Leased Premises by 620 Platt, L.L.C. or occupancy thereof by Seller, nor does Seller have knowledge of the location or availability of any such reports or the contents, findings or recommendations contained therein.

          "(k) Seller has no knowledge about the installation of any monitoring wells on the Leased Premises at 620 Platt Road, Milan, Michigan, other than three monitoring wells located directly west of the main building which were installed in connection with the removal of underground storage tanks in 1992.



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          "(l) Schedule 2.23(l) contains a complete listing of all material safety data sheets required to be maintained by Seller with respect to all hazardous substances used, stored or otherwise located at the Leased Premises at 620 Platt Road, Milan, Michigan at any time on or after January 1, 1998 until December 16, 1998."

     3. Section 9.01 is amended to delete the words "Lease Real Property" in clause (c) and insert the words "Leased Premises" in their place.

     4. Section 9.04 is amended to insert the words "Except as set forth in Sections 9.09 and 9.11 hereof," at the beginning of the first sentence of the section.

     5. Section 9.07 is amended to delete the words "Section 2.22" in clause (ii) and insert the words "Section 2.23" in their place.

     6. Section 10.06 is amended to delete the third sentence thereof and insert the following in its place:

          In addition, to the extent that any Environmental Matter has not been successfully remediated as of the Closing Date, Seller shall promptly complete the successful remediation thereof after the Closing Date. Buyer agrees to consider any reasonable request of Seller to modify Schedule 9.09 after the Closing, based upon information provided by Seller to Buyer. By no later than three business days after selection of the Environmental Consultant (as provided in Schedule 9.09), Seller and Buyer shall meet with the Environmental Consultant to discuss the nature and scope of environmental work to be performed by the Environmental Consultant.

          Prior to the implementation of Seller's investigation or remediation of the real property and subject to Buyer's approval, which approval shall not be unreasonably withheld, Seller shall provide Buyer with a proposed scope of work, schedule for implementation and completion of Seller's remediation, and estimated costs to perform Seller's remediation. Seller shall incorporate Buyer's reasonable requests into its scope of work and schedule. Seller and Buyer agree to cooperate so as to minimize the additional costs which need to be incurred by Buyer in its performance of a baseline environmental assessment for the property, which shall include using their best efforts to conduct those soil and groundwater testing and soil removal actions at such time so that Buyer may use the results thereof in its preparation of a baseline environmental assessment (it being understood that some of Seller's environmental work may not be conducted until after the deadline for Buyer's conduct of its baseline environmental assessment). Nothing herein shall obligate Buyer to conduct a baseline environmental assessment or impose liability on Buyer in connection therewith.


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          Seller agrees to provide Buyer with copies of all correspondence, notifications, reports, analyses and/or other information Seller sends to or receives from any applicable agency, or as otherwise developed, in connection with Seller's remediation, within two business days of receipt or sending thereof by Seller or the Environmental Consultant. Upon reasonable notice, Seller shall have the right to enter the Property at all reasonable times, as necessary, to complete Seller's remediation, and in a manner which shall not unreasonably interfere with Buyer's use of and operations at the Property. To the extent legally permitted, Seller shall procure and maintain in its own name any permits, licenses, or other regulatory authorization necessary to perform Seller's remediation, provided that Buyer shall cooperate with Seller in the procurement and maintenance of any such required authorizations and shall, if required by law, obtain needed permits and execute and file (if required by law) all waste manifests in its own name. Buyer agrees to cooperate and execute such documents legally necessary to achieve an unrestricted industrial closure of the property pursuant to MCL 324.20101, et. seq., and also agrees, if reasonably necessary, to consent to the imposition of reasonable restrictive covenants in order to assist Seller in obtaining clean closure in accordance with applicable law. Specifically, Buyer agrees that restrictive covenants may include the following: (i) an agreement not to install or use groundwater wells on the Milan Property; (ii) the maintenance of any impermeable barriers or existing buildings on the Milan Property, subject to Buyer's reasonable objections; (iii) the maintenance of fences to restrict access; and (iv) any other reasonable restrictive covenant consistent with Buyer's use and development of the Milan Property for industrial purposes that Buyer and Seller agree to negotiate in good faith. The terms of a restrictive covenant shall include a mechanism to remove the restrictions under appropriate circumstances. Any maintenance required under this section shall not result in expenses to Buyer that would not be incurred in the ordinary course of Buyer's business.

          To assure performance of Seller's obligation to complete Seller's remediation subsequent to the Closing Date, Seller and Buyer agree to the creation of an Environmental Escrow Fund as provided in section 9.11.

          For purposes of this Agreement, each Environmental Matter shall be considered "successfully remediated" when, unless waived by Buyer in writing as to each Environmental Matter, (a) the Environmental Consultant certifies to Buyer that the real property, method of operation or other property or activity affected by such Environmental Matter is in full compliance with all applicable Environmental Requirements (as that term is defined in SECTION 2.23), and (b) as to the condition of the real property affected by the Environmental Matter which causes some or all of the real property to be considered a "facility" pursuant to MCL 324.20101, et. seq., and unless waived by Buyer in writing as to each Environmental Matter, the investigation, remediation or other response activity has been completed to


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the reasonable satisfaction of Buyer and the written satisfaction of the
Michigan Department of Environmental Quality ("MDEQ"). Seller's investigation and remediation of the Milan Property to be performed by Seller shall be the most economically reasonable response action required under applicable law, subject to the limitations contained herein. Seller shall not be responsible to remediate any environmental contamination below applicable cleanup criteria. Seller shall have no obligation or liability with respect to any environmental liabilities arising out of (i) any environmental contamination which results from any event which arises after the Closing Date or (ii) any environmental contamination that Seller is unable to address as a result of any unreasonable interference by Buyer or any unreasonable refusal by Buyer to provide access requested by Seller. Any such response activity shall be deemed completed when the MDEQ provides Seller with a letter confirming that (i) all remedial activities necessary to satisfy "unlimited industrial" criteria established pursuant to MCL 324.20201, et. seq. (or "limited industrial" criteria applied consistently with this section), have been satisfied for the Milan Property and all agreements or notices required in connection with such approval have been completed (subject only to execution by Buyer, if required), and (ii) all wells have been decommissioned and removed in accordance with law."

     8.   Section 9.11 is hereby inserted as follows:

          9.11 ENVIRONMENTAL ESCROW.

          (a) An Environmental Escrow Fund in the amount of Two Hundred Fifty Thousand Dollars ($250,000.00) shall be established at Closing and fully funded by Seller to secure performance of Seller's obligations under Section 9.09 above. Seller and Buyer shall execute the Environmental Escrow Fund Agreement attached hereto as Exhibit
     9.11 at the Closing.

          (b) The funds in the Environmental Escrow Fund shall be released periodically and paid directly to the Environmental Consultant upon approval by Buyer and Seller or approval is deemed provided pursuant to the Environmental Escrow Fund Agreement. Buyer shall be reasonable and cooperative with respect to exercising its approval of the Environmental Consultant's request for payment of invoices. After the Closing, all reasonable costs of the Environmental Consultant shall be paid from the Environmental Escrow Fund. Seller shall be permitted to replace the Environmental Consultant with another environmental consultant, provided that Buyer first approves of any successor Environmental Consultant, which approval shall not be unreasonably withheld or delayed.

          (c) If Seller fails, refuses or delays to engage an acceptable environmental consultant or direct the payment of funds necessary to


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     complete the remediation or satisfaction of Environmental Matters required by this Agreement to the satisfaction of Buyer, then Buyer may engage its environmental consultant to perform any or all of the required environmental activities and make claims for such costs against the Environmental Escrow Fund in the same manner as Seller, as provided in the Environmental Escrow Fund Agreement. In such case, Seller shall receive notice of Buyer's filed claim against the Fund, in the same manner as Buyer would receive for claims made by Seller.

     9. Section 9.08 is amended to delete the words "SECTION 9.09" and insert in their place the words "SECTIONS 9.09 AND 9.12."

     10.  The following is added as a new 9.12 of the Agreement:

          9.12. OSHA MATTERS. Buyer shall be entitled to full indemnification from Seller, and Seller shall fully and completely indemnify Buyer for any demands, claims, actions, or causes of action, assessments, losses, settlements, fines, penalties, forfeitures, expenses (including reasonable attorneys' fees), damages and liabilities, including the cost of any corrective measures required in connection therewith, arising from the inspection prior to the Closing by State or Federal authorities pursuant to the Michigan Industrial, Occupational, Safety and Health Act ("MIOSHA") and/or the Federal Occupational, Safety and Health Act ("OSHA").

























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     Except as set forth herein, the terms and conditions of the Asset
Purchase Agreement remain in full force and effect.

                                 "BUYER"
                                 AUTOLIGN MANUFACTURING GROUP, INC.
                                 f/k/a Colonel's Acquisition Corp.

                                 By: /S/ PHILIP B. STORM
                                     Philip B. Storm, President
                                     and Chief Executive Officer


                                 "SELLER"
                                 THE COLONEL'S, INC.


                                 By: /S/ DONALD J. WILLIAMSON
                                     Donald J. Williamson
                                     Its Director and Attorney-in-Fact


                                 "TCI"
                                 THE COLONEL'S, INTERNATIONAL, INC.


                                 By: /S/ DONALD J. WILLIAMSON
                                     Donald J. Williamson
                                     Its Chief Executive Officer

                                 "SHAREHOLDER"

                                 /S/ DONALD J. WILLIAMSON
                                 Donald J. Williamson
















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